UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,875,408[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,875,408[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,875,408[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes (i) 86,398 shares of the common stock (“Common Stock”) of Minim, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days and (ii) 29,661 shares of Common Stock of the Issuer that Elizabeth Sarah Cash Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock and Elizabeth Sarah Cash Hitchcock in connection with his or her service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,875,408[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,875,408[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,875,408[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes (i) 86,398 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days and (ii) 29,661 shares of Common Stock of the Issuer that Elizabeth Sarah Cash Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days.  Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock and Elizabeth Sarah Cash Hitchcock in connection with his or her service as a member of the Board of the Issuer.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	60365W102
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,696,184[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,696,184[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,696,184[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

Amendment No. 15 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020; (vii) the Amendment No. 6 to Schedule 13D filed on May 27, 2020; (viii) the Amendment No. 7 to Schedule 13D filed on July 15, 2020; (ix) the Amendment No. 8 to Schedule 13D filed on August 4, 2020; (x) the Amendment No. 9 to Schedule 13D filed on September 4, 2020; (xi) the Amendment No. 10 to Schedule 13D filed on September 30, 2020; (xii) the Amendment No. 11 to Schedule 13D filed on October 13, 2020; (xiii) the Amendment No. 12 to Schedule 13D filed on November 16, 2020; (xiv) the Amendment No. 13 to Schedule 13D filed on December 8, 2020 and (xv) the Amendment No. 14 to Schedule 13D filed on August 20, 2021 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

The Issuer and Slingshot Capital, LLC (the “Lender”), an affiliate of Mr. Jeremy Hitchcock and Ms. Elizabeth Hitchcock, have entered into discussions regarding the Lender providing the Issuer, and its wholly-owned subsidiary Cadence Connectivity, Inc. (“Cadence”), with certain bridge loans.  It is proposed that the Lender would provide an initial loan in the aggregate amount of $1 million, and additional loans, at the sole discretion of the Lender, up to $500,000 (collectively, the “Loan”).  The maximum amount of the Loan at any time may not exceed $1.5 million.  The proceeds from the proposed Loan would be used for working capital purposes.  As proposed, the maturity date for the proposed Loan would be the date on which the Issuer satisfies all of its obligations owed to Silicon Valley Bank (the “Senior Lender”) under the Loan And Security Agreement, by and among the Issuer, Cadence and the Senior Lender, dated as of March 12, 2021, as amended by the First Amendment to Loan and Security Agreement, dated as of November 1, 2021 (collectively, the “Senior Credit Facility”), and the Senior Lender has no obligation to make any extensions of credit thereunder; provided, however, in no event will such date be later than June 12, 2023.  The interest rate on the proposed Loan would be the rate per annum equal to the greater of (i) the Applicable Federal Rate, or (ii)(y) until February 21, 2023, 8.0% per annum and (z) at all times thereafter, 14.0% per annum.  The Lender would be granted a second-priority security interest in certain collateral of the Issuer and Cadence.  The proposed Loan and the second lien granted thereunder would be subordinated to the outstanding indebtedness and obligations and liens granted pursuant to the Senior Credit Facility.  The proposed bridge loan and security agreement will contain customary covenants, including certain information and inspection rights, as well as customary events of default.  Upon an event of default, the Lender would have the right to declare all outstanding obligations as immediately due and payable, which will bear interest of 18%.  In addition, the parties are discussing the potential resignation of up to three members of the Board, with the Lender having the right to nominate individuals, at least two of whom qualifies as “independent” under the Nasdaq listing rules, to fill the vacancies on the Board created by such resignations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

As of the date hereof, each of the members of the Group beneficially owns, in aggregate, the number of shares of the Issuer’s Common Stock, representing the percentage of the Issuer's outstanding shares set forth below opposite the name of such member of the Group, which in the case of Mr. Hitchcock and Ms. Hitchcock includes 116,059 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options and/or restricted stock units issued to Mr. Hitchcock and Elizabeth Cash Hitchcock, as applicable.

Name	Shares Beneficially Owned	Percentage Beneficial Ownership
Jeremy P. Hitchcock	17,875,408	38.4
Elizabeth Cash Hitchcock	17,875,408	38.4
Orbit Group LLC	15,696,184	33.7
Hitchcock Capital Partners, LLC	15,696,184	33.7
Zulu Holdings LLC	15,696,184	33.7

Mr. and Ms. Hitchcock share voting and dispositive power over all shares of the Issuer’s Common Stock that they beneficially own, including shares of Common Stock issuable upon exercise of options granted to Mr. Hitchcock.  All members of the Group share voting and dispositive power over all shares of Common Stock beneficially owned by Orbit, HPC and Zulu.  The information set forth in Item 2 is incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 46,578,730 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 14, 2022.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock

Elizabeth Cash Hitchcock

Orbit Group LLC

By: /s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
	By:	Orbit Group LLC, its Manager

By: /s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
	By:	Orbit Group LLC, its Manager

By: /s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager